NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 27, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 7, 2008 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Neuberger Berman Realty Income Fund Inc. and Neuberger Berman Real Estate Securities Income Fund Inc. became effective on March 7, 2008. Each share of Common Stock of Neuberger Berman Realty Income Fund Inc. was exchanged for an equivalent dollar amount of Common Stock of Neuberger Berman Real Estate Securities Income Fund Inc. The number of shares will depend on the relative net asset values ('NAV') of the shares of both funds as of 4:00 p.m. Eastern Time on the Closing date of the reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 10, 2008.